FORM 51-102F3 MATERIAL CHANGE REPORT ITEM 1 - Name and Address of Company Organigram Global Inc. (the "Company") 145 King Street West, Suite 1400 Toronto, ON, M5H 1J8 ITEM 2 - Date of Material Change May 27, 2025 ITEM 3 - News Release The Company issued a news release (the "News Release") on May 27, 2025 announcing the material change, which was disseminated through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR+. A copy of the News Release is attached hereto as Schedule “A”. ITEM 4 - Summary of Material Change On May 27, 2025, the Company announced that Ms. Beena Goldenberg, Chief Executive Officer of the Company, will be retiring at the conclusion of the Company’s current fiscal year ending September 30, 2025. ITEM 5 - Full Description of Material Change For a full description of the material change, please see the News Release attached hereto as Schedule “A”, which forms an integral part of this material change report. ITEM 6 - Reliance on Subsection 7.1(2) of National Instrument 51-102 Not Applicable ITEM 7 - Omitted Information Not Applicable ITEM 8 – Executive Officer Beena Goldenberg, Chief Executive Officer, 1 (844) 644 – 4726 ITEM 9 - Date of Report June 4, 2025

SCHEDULE "A" NEWS RELEASE (See attached)

Organigram Global Announces CEO Succession Plan • Beena Goldenberg, CEO to retire at the end of the Company’s fiscal year • Board of Directors expresses confidence in the Company’s strategic direction and leadership team • Comprehensive CEO selection process will be initiated to identify a successor Toronto (Business Wire) - May 27, 2025 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (“the Company” or “Organigram”), Canada’s #1 cannabis company by market share, announced today that Ms. Beena Goldenberg, CEO, Organigram, will be retiring at the conclusion of the Company’s current fiscal year ending September 30, 2025. Until this date, Ms. Goldenberg will continue in her role as CEO and as a member of the Company’s Board of Directors (the “Board”) to advance Organigram’s strategic objectives, including international expansion, and to ensure an effective transition. Since joining Organigram as CEO in September 2021, Ms. Goldenberg successfully led the organization’s growth and transformation from a cannabis company with $80M in net revenue to becoming the market share leader in Canada with over $250M in net revenue. Under her leadership, the Company completed an expansion of its facility in Moncton, New Brunswick, doubling cultivation capacity, as well as three strategic acquisitions that led to the Company’s #1 share positions in vapes, hash and pre-rolls in Canada. In addition, Ms. Goldenberg oversaw Organigram’s international expansion with export sales into Germany, UK and Australia. The latest acquisition of Collective Project, announced on April 1, 2025, signaled the first revenue recognized by Organigram from the U.S. market. This announcement follows the Company’s second quarter fiscal year 2025 results, which were issued on May 12, 2025, and highlight the progress that has been made in enhancing Organigram’s financial performance. This includes realizing a 74% increase in net revenue year-over-year and delivering improvement across key financial metrics. “After five incredible years in the cannabis industry, serving as CEO of Supreme Cannabis Company and Organigram Global, I have decided it is time to move on to my next chapter,” said Ms. Goldenberg. “Reflecting on my journey, I am extremely proud of what has been accomplished in this nascent industry. The challenges we faced and the successes we achieved underscore the immense potential that still lies ahead for the cannabis industry.” “On behalf of the Board, I express our gratitude to Beena for her exceptional leadership and commitment to Organigram. Beena has been instrumental in positioning

Organigram as a market leader in Canada and poised for global expansion,’’ said Peter Amirault, Chairman of the Board, Organigram. “She has created an excellent base for both domestic and international growth for Organigram. And therefore, the Company is well positioned to take advantage of this significant opportunity. The Board remains confident in the Company’s strategic direction as well as its leadership team, and we are committed to appointing a new CEO who will continue to drive our vision forward, ensuring that the Company remains at the forefront of cannabis innovation and growth.” The Board is in the process of initiating a comprehensive CEO selection process focused on identifying a candidate with the right mix of skills and experience to lead the Company in its next chapter of growth. “It has been an honour to lead Organigram Global through this critical chapter in our evolution, and I am grateful to have had the privilege of working with so many talented and passionate people who have played a significant role in our collective growth and achievements,” said Ms. Goldenberg. “Over the next four months I will remain focused on driving Organigram growth and profitability while supporting the smooth onboarding of a new CEO to lead the Company forward in its next phase of growth.” About Organigram Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor of cannabis and manufacturer of cannabis-derived goods in Canada. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets. Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-

roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada). Forward-Looking Information This news release contains forward-looking information. Often, but not always, forward- looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include consumer demand and preferences, future prospects and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Examples of forward-looking statements in this news release include, among others, statements regarding the Board’s intended CEO selection process, Organigram’s strategic direction and Ms. Goldenberg’s planned focus until her retirement date. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all.

The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. For Media Enquiries: Megan McCrae – Senior Vice President, Corporate Strategy and International Growth megan.mccrae@organigram.ca